                                                         Filed By VeriSign, Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                              And deemed filed pursuant to Rule 14a-12 under the
                                                 Securities Exchange Act of 1934

                                       Subject Company:  Network Solutions, Inc.
                                                   Commission File No. 000-22967



                                 VERISIGN, INC.

                         SLIDE PRESENTATION CONCERNING

              VERISIGN'S PROPOSED ACQUISITION OF NETWORK SOLUTIONS


Slide 1:

[VeriSign logo]

The Internet Trust Company


Slide 2:

[VeriSign logo]

Safe Harbor

During the course of this presentation, we may make projections or other forward looking statements regarding future events or the future financial performance of the companies. We wish to caution you that such statements are just projections and the actual events or results may differ materially. We refer you to the documents the companies have filed from time to time with the SEC, specifically each company's last filed Form 10-K and Form 10-Q. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in these projections and forward looking statements.


Slide 3:

[VeriSign logo]

Simple Mission

Provide the Trust Services That Make the Internet and E-Commerce Work

Every Domain Name, Every Transaction, Everywhere

"The E-Commerce Utility"


Slide 4:

[VeriSign logo]

 . VeriSign to acquire Network Solutions

 . Creates global Internet infrastructure leader

 . Critical lifecycle services for every e-business

 . Highly complementary fit: technology, customer set, channel, culture, business model

 . Numerous top and bottom line synergies

 . Over 9 million customers on a global basis


Slide 5:

[VeriSign logo]

Transaction Highlights

 . 2.15 VeriSign shares issued for each NSOL share

 . Pro forma ownership (fully diluted): 60% VRSN / 40% NSOL

 . Board composition: 6 VRSN/3 NSOL

 . Key executives

  -  Stratton Sclavos - CEO, VeriSign Inc.

  -  Dana Evan - CFO, VeriSign Inc.

  -  Jim Rutt - CEO, NSI Subsidiary

  -  Bob Korzeniewski - Exec in charge of integration team

 . Purchase accounting

 . Targeted closing Q3 2000


Slide 6:

[VeriSign logo]

Keys to Internet Success

 . Enabler and beneficiary of Internet and e-commerce growth

 . First mover

 . Scale and global reach

 . Strong technology and distribution partners

 . Trusted third party


Slide 7:

[VeriSign logo]

Highly Complementary Fit

Network Solutions                                VeriSign

 . Market Leader in Infrastructure for Internet    . Market Leader in Infrastructure for Trusted
  Identity and Presence                             E-Commerce

 . First Mover in Domain Registration -- #1        . First Mover in Digital Authentication and
  Internet Registrar                                Global PKI

 . Exclusive Internet Registry, DNS                . Unique technology embedded in key Internet
  Infrastructure                                    applications

 . Market Share and Brand Leader                   . Market Share and Brand Leader

 . Over 260 Channel Partners, 4,000 resellers      . Over 3,500 Channel Partners and 20 Global

 . Subscription-Based Model                          Affiliates

 . Exceptional Financial Performance               . Subscription-based Model
                                                  . Exceptional Financial Performance

Slide 8:

[VeriSign logo]

Customer Lifecycle

       Web          Commercial Presence        Simple              Customer/             Global
     Identity                                E-Commerce         Supplier Mgmt.           Trading


[Large arrow showing a progression of the following images: websites, one website with a dollar symbol ($) next to it, several buildings and a website with lines between them indicating network connections, and a globe]


Slide 9:

[VeriSign logo]

Infrastructure Requirements

       Web          Commercial Presence        Simple              Customer/             Global
     Identity                                E-Commerce         Supplier Mgmt.           Trading


[Large arrow showing a progression of the following images: websites, one website with a dollar symbol ($) next to it, several buildings and a website with lines between them indicating network connections, and a globe]


--------------------------------------------------------------------------------------------------------
   Trusted         Domain Name        Digital           Secure          B2C and B2B     Digital Notary
   Services        Registration     Certificates      Application         Payments
                                                       Services
--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
   Trusted        Registry          DNS         Directory         PKI          Payment      Validation
Infrastructure
--------------------------------------------------------------------------------------------------------

Slide 10:

[VeriSign logo]

Market Opportunity

       Web          Commercial Presence        Simple              Customer/             Global
     Identity                                E-Commerce         Supplier Mgmt.           Trading


[Large arrow showing a progression of the following images: websites, one website with a dollar symbol ($) next to it, several buildings and a website with lines between them indicating network connections, and a globe]

       160M                   40M                   10M                    .2M                      .1M
 . Domain Name          . Website Creation       . Website          . Extranet               . Trusted Directories
 . Directory Listing    . Global Name Mgmt.        Certificates       VPNs                   . Buyer Credentials
 . DNS Distribution                              . Credit Card      . Business Messaging     . Seller Credentials
                                                  Payments         . Wireless               . ACH Payments
                                                                                            . Digital Receipts

Slide 11:

[VeriSign logo]

Increasing Value Proposition

       Web          Commercial Presence        Simple              Customer/             Global
     Identity                                E-Commerce         Supplier Mgmt.           Trading


[Large arrow showing a progression of the following images: websites, one website with a dollar symbol ($) next to it, several buildings and a website with lines between them indicating network connections, and a globe]

       $35/yr                $300/yr               $1000/yr              $50K/yr                  $200K/yr
 . Domain Name          . Website Creation       . Website          . Extranet               . Trusted Directories
 . Directory Listing    . Global Name Mgmt.        Certificates     . VPNs                   . Buyer Credentials
 . DNS Distribution                              . Credit Card      . Business Messaging     . Seller Credentials
                                                  Payments         . Wireless               . ACH Payments
                                                                                            . Digital Receipts

Slide 12:

[VeriSign logo]

Customer Momentum

[Background is listing in fine print of hundreds of companies]

[Centered, in foreground:]

9 Million domain names

200,000 e-commerce sites

1,000 Enterprises

20 Global affiliates


Slide 13:

[VeriSign logo]

Why Now?

 . Internet and e-commerce growth accelerating

  - Biggest opportunity in front of us

 . Customers demanding integrated services

 . Ability to establish lifetime customer relationship

 . Potential to "e-commerce enable" every business overnight

 . Unique combination creates critical mass


Slide 14:

[VeriSign logo]

Compelling Synergies

 . Customers

  - Reduced acquisition costs

  - Cross-sell and up-sell opportunities

  - One-stop shop

 . Technology and product

  - Secure DNS

  - Trusted directories

  - Advanced messaging

 . Infrastructure services

  - Commerce-enabled Internet

  - Extends global reach

 . Distribution Partners

  - Enhanced portfolio of services

  - Over 4,000 resellers


Slide 15:

[VeriSign logo]

Complementary Business Models

 . Multiple revenue sources

 . Annuity-like recurring revenue streams

 . Significant deferred revenue

  - Predictability

  - Visibility

 . Expanding Margins

  - Gross

  - Operating

  - Net

 . Strong operating cash flow

  - Approximately $1 billion on balance sheet today

 . Aggressive sales, marketing and investment opportunity

 . Strong sequential earnings momentum


Slide 16:

[VeriSign logo]

Annual Revenue Profiles

[2 bar charts, one VeriSign, the other Network Solutions, showing 1996-1999 historic revenues of each company as well as the historic compound annual growth rate]


Slide 17:

[VeriSign logo]

Quarterly Revenue Profiles

[2 bar charts, one VeriSign, the other Network Solutions, showing historic quarterly revenues of each company for 1998 and 1999]


Slide 18:

[VeriSign logo]

Deferred Revenue Profiles

[2 bar charts, one VeriSign, the other Network Solutions, showing historic quarterly deferred revenue balances of each company as of the end of each quarter of 1998 and 1999]


Slide 19:

[VeriSign logo]

Acquisition Impact

 . Combination produces one of the most powerful business models on the Internet

 . Combined market opportunity and synergies drive revenue acceleration and accretion on cash EPS

 . Purchase accounting

  - Goodwill amortized over 3-5 years


Slide 20:

[VeriSign logo]

The Internet Trust Company

 . Critical Internet infrastructure services

 . Untapped market opportunity

 . Broad range of customer solutions

 . Global distribution


Slide 21:

[VeriSign logo]

The Internet Trust Company

                    * * * * * * * * * * * * * * * * * * * *

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

With the exception of the historical data contained herein, this slide presentation contains forward-looking statements within the meaning of the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations and beliefs of managements of VeriSign and Network Solutions and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In particular, the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the transaction to close due to the failure to obtain regulatory or other approvals; failure of the VeriSign or Network Solutions stockholders to approve the merger; the risk that the VeriSign and Network Solutions businesses will not be integrated successfully and unanticipated costs of such integration; failure of the combined company to retain and hire key executives, technical personnel and other employees; failure of the combined company to manage its growth and the difficulty of successfully managing a larger, more geographically dispersed organization; failure of the combined company to successfully manage its changing relationships with customers, suppliers and strategic customers; failure of the combined company's customers to accept the new service offerings and, in particular, the risk that businesses and consumers may not adopt the Internet for electronic commerce as rapidly as anticipated; the risk that security breakdowns on the Internet might adversely affect the growth of electronic commerce; and competition in the various markets serviced by the combined company.

For a detailed discussion of these and other cautionary statements, please refer to the joint proxy statement/prospectus to be filed by both companies as described below, as well as the companies' filings with the Securities and Exchange Commission, especially in the "Factors That May

Affect Future Results of Operations" section of the Management's Discussion and Analysis section of VeriSign's Form 10-K for 1999, Form 10-Q for the quarter ended September 30, 1999, the "Risk Factors" section of VeriSign's S-3 Registration Statement filed with the Securities and Exchange Commission on January 11, 2000, the "Factors Affecting Operating Results" section of the Management's Discussion and Analysis section of Network Solutions' Form 10-Q for the quarter ended September 30, 1999 that was filed with the Securities and Exchange Commission on November 15, 1999 and the "Risk Factors" section of Network Solutions' S-3 Registration Statement filed with the Securities and Exchange Commission on December 22, 1999 and subsequently amended.

                    * * * * * * * * * * * * * * * * * * * *

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

Investors and security holders of both VeriSign and Network Solutions are advised to read the joint proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. VeriSign and Network Solutions expect to mail a joint proxy statement/prospectus about the merger to their respective stockholders. Such joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The
                                                        ------------------
joint proxy statement/prospectus and such other documents may also be obtained from VeriSign or Network Solutions by directing such requests to the respective addresses listed below.

VeriSign and its officers and directors may be deemed to be participants in the solicitation of proxies from VeriSign's stockholders with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in VeriSign's Proxy Statement for its 1999 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on April 22,1999. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the VeriSign contact listed below.

Network Solutions and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Network Solutions with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Network Solutions' S-3 Registration Statement filed with the Securities and Exchange Commission on December 22, 1999, and subsequently amended. This document is available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from the Network Solutions contact listed below.